NO ACT

PE
1-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010708

March 4, 2010

Elizabeth W. Powers
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/4/10

Re: IDACORP, Inc.
Incoming letter dated January 8, 2010

Dear Ms. Powers:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to IDACORP by Gerald R. Armstrong. We also have received a letter from the proponent dated January 15, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

March 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: IDACORP, Inc.
Incoming letter dated January 8, 2010

The proposal relates to the annual election of directors.

There appears to be some basis for your view that IDACORP may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of IDACORP's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IDACORP omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commissio9n
100 F Street, North East
Washington, D. C. 20549

Greetings

Reference is made to the request of IDACORP, Inc. seeking a No-Action Letter from the Commission, regarding my ownership of shares for more than one year.

The issue seems to follow the 100 shares of stock I purchased on October 21, 2008. To confirm my ownership to you, I present copies of the following items:

--the IDACORP, Inc. investment ledger sheet from my personal ownership records showing the purchase of 10 shares on October 5, 1971, a stock dividend of 10 shares on May 15, 1985, and the purchase of 100 shares on November 21, 2008,

--a copy of a statement from Consolidated Financial Investments, Inc. showing that on November 20, 2008, I purchased 100 shares of IDACORP, Inc.,

--copies of statements from Consolidated Financial Investments, Inc. showing I owned the shares of IDACORP, Inc. on November 28, 2008, and that the shares were delivered to me on December 11, 2008,

--a copy of my check no. 3041 dated November 21, 2008, showing my payment for the 100 shares of IDACORP, Inc.,

--a copy of the transmittal form from Wells Fargo Shareowner Services, the transfer agent of IDACORP, Inc. showing the delivery of certificate no. WF 28587 for 100 shares of IDACORP, Inc. to me.

The personal records I am submitting with this letter are to be considered confidential and are not to be copied.

For the comfort of the Commission, I am willing to sign an affidavit attesting to the information contained in this letter.

Thank you for your consideration of this information.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Fedex ***FISMA & OMB Memorandum M-07-16***

IDACORP, formerly,
IDAHO POWER COMPANY

DATE	ITEMS			✓	DEBITS		✓	CREDITS		DR CR	BALANCE	
10/05/1971	Idaho Power Company		10		350	42					350	42
05/15/1985	Stock dividend	10	20		0						350	42
11/21/2008	Cons. Finl. Invs., Inc.	100	120		2,762	00					3,112	42

DEWEY & LEBOEUF

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

1934 Act
Rule 14a-8(b)
Rule 14a-8(f)

January 8, 2010

BY E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: IDACORP, Inc. – Armstrong Shareholder Proposal

Ladies and Gentlemen:

We are writing on behalf of IDACORP, Inc., an Idaho corporation (the "Company"), with regard to a shareholder proposal (the "Proposal") and a supporting statement (the "Supporting Statement") submitted by Mr. Gerald R. Armstrong (the "Proponent") in connection with the Company's annual meeting of shareholders to be held on May 20, 2010 (the "2010 Annual Meeting").

We believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it will not recommend any enforcement action against the Company based on the omission of the Proposal and the Supporting Statement.

Copies of the Proposal and Supporting Statement are attached hereto as Exhibit A.

We are forwarding a copy of this letter and all exhibits to the Proponent as required.

Background

The Proponent submitted his Proposal to the Company by letter dated November 30, 2009. The Proposal was sent by certified mail and received by the Company on December 3, 2009. The Proponent stated that he had been a shareholder for more than one year and was "the owner of in excess of $2,000.00 worth of voting stock, 120 shares." He further stated that "A copy of portions of two proxies for the last annual meeting confirm to you that I have two accounts in my own name and the transfer agent should confirm to you the length of time of my ownership of both accounts."

The Company's records indicated that, as of December 3, 2009 (the date on which the Proponent submitted his Proposal), the Proponent had owned 10 shares of common stock since 1971 and 10 shares since 1985, which aggregated approximately $600 in market value, and that a stock certificate for 100 shares had been issued by the Company's transfer agent, Wells Fargo Shareowner Services, to the Proponent on December 10, 2008. Therefore, it did not appear from the Company's records that the Proponent had continuously held at least $2,000 in market value of the Company's common stock for at least one year as of December 3, 2009.

On behalf of the Company, we notified the Proponent, by letter dated December 7, 2009, that he must provide proof of his eligibility under Rule 14a-8(b)(2) to submit a shareholder proposal to the Company. A copy of that letter is attached hereto as Exhibit B.

In that letter, we advised the Proponent that, in order to be eligible to submit a proposal, he must have continuously owned the 100 shares referred to above from a date on or before December 3, 2008. We stated that the Proponent needed to provide (i) a written statement from the record holder (usually a bank or broker) verifying that the Proponent owned and had continuously held those shares from a date on or before December 3, 2008 to December 10, 2008 (the date 100 shares were issued directly to the Proponent) or (ii) copies of documents specified in Rule 14a-8(b)(2)(ii). We enclosed a copy of Rule 14a-8 with our letter and advised the Proponent that his proof of ownership must be postmarked or transmitted electronically to us no later than 14 days from the date he received our letter.

On December 17, 2009, we received a reply from the Proponent, in which he provided the following:

- a page from the Proponent's personal investment ledger showing a purchase of 10 shares of Company common stock in 1971, a stock dividend of 10 shares in 1985 and an entry as follows:

"*(Date)*	*(Items)*			*(Debits)*	*(Balance)*
11/21/2008	Cons. Finl. Invs., Inc.	100	120	2762.00	3112.42."

- copies of materials from Consolidated Financial Investments, Inc., comprised of (i) a transaction confirmation showing a purchase of 100 shares of Company common stock with a trade date of November 20, 2008 and a settlement date of November 25, 2008, (ii) a page from the Proponent's account statement for the period November 3, 2008 through November 28, 2008, showing an "acquisition date" of November 20, 2008 for 100 shares of Company common stock and ownership of 100 shares on November 28, 2008 and (iii) a page from the Proponent's account statement for the period November 29, 2008 through December 31, 2008 showing a transfer out of the account of 100 shares of Company common stock on December 11, 2008 and

- a copy of a notice dated December 10, 2008 from Wells Fargo Shareowner Services, enclosing a stock certificate for 100 shares of Company common stock.

A copy of these materials is attached hereto as Exhibit C. We have removed from these materials information that is not relevant to the Proponent's ownership of Company common stock.

There were no further communications with the Proponent.

Grounds for Exclusion and Analysis

We believe the Proposal and Supporting Statement may be properly excluded from the Company's proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the Proponent has failed to supply, within 14 days of receipt of our request, documentary support sufficient to evidence that he satisfied the one-year continuous minimum ownership requirements as of the date he submitted the Proposal.

Rule 14a-8(b) states that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the shareholder submitted the proposal. If the shareholder is not a holder of record, the shareholder must prove eligibility by submitting to the company either (i) a written statement from the record holder of the securities verifying that, at the time of submission, the shareholder continuously held the required amount of securities for at least one year or (ii) copies of filings on Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 reflecting such ownership and a written statement from the proponent as to continuous ownership.

A company may exclude a shareholder proposal pursuant to Rule 14a-8(f), if the company notifies the proponent of his failure to satisfy the eligibility or procedural requirements set forth in Rule 14a-8(b) and the proponent fails to correct such deficiency within 14 calendar days after receiving the notification.

The Proponent's ownership of 20 shares of Company common stock did not satisfy the minimum ownership requirements, because the value of these shares, approximately $600, was less than the minimum $2,000 in market value required to submit a proposal. Proponent, therefore, was required to provide appropriate evidence of continuous ownership of the other 100 shares in order to be eligible to submit a proposal. The Company's records indicated that the Proponent had been the record holder of the 100 shares since December 10, 2008; however, ownership from December 10, 2008 falls short of the one-year minimum continuous holding period required by Rule 14a-8(b), because the Proponent submitted his Proposal on December 3, 2009. The Proponent, therefore, was required to provide the documentary support necessary to prove continuous ownership prior to December 10, 2008 in accordance with the rule. The Proponent did not do so.

As indicated above under Background, the Proponent provided a copy of a page from his own personal investment ledger with an entry that appears to reflect the purchase of 100 shares of Company common stock on November 21, 2008. In his cover letter, however, the Proponent refers to the purchase date as October 21, 2008 in one place and as November 20, 2008 in two other places. The Proponent's own statements of when he purchased the stock are therefore inconsistent (October 21, 2008, November 20, 2008 and November 21, 2008) and, in addition, do not constitute proof under Rule 14a-8(b).

The Proponent also provided copies of pages from his statements from Consolidated Financial Investments, Inc. These statements, however, provide only snapshots of the Proponent's ownership of Company common stock as of particular dates as follows:

- November 20, 2008 – "trade date" or "acquisition date"
- November 25, 2008 – "settlement date"
- November 28, 2008 – end of period covered by November statement and
- December 11, 2008 – "settlement date" of transfer.

These statements are not sufficient to provide evidence of the continuous ownership requirements of Rule 14a-8(b).

The Proponent did not include an affirmative written statement from Consolidated Financial Investments or any other record holder verifying his continuous ownership of the 100 shares for the appropriate period of time.

The rules are very clear as to what does and does not constitute evidence of continuous ownership of stock as of the date a proposal is submitted. Rule 14a-8(b) sets forth two methods of proof, one of which is a written statement from the record holder verifying continuous ownership for the one-year period. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") includes the following two questions and answers:

If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

(SLB 14 Section C.1.c.3)

Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(SLB 14 Section C.1.c.2)

In addition to SLB 14, the Staff has concurred on a number of occasions that shareholder proposals could be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f), because a company's records showed that the proponent had owned stock for less than the one-year period required by Rule 14a-8(b) and the proponent failed to provide appropriate proof of ownership. The Staff has also concurred that shareholder proposals could be omitted pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the monthly statements submitted by the shareholders provided only "snapshots" of their holdings at various points in time and failed to show continuous ownership for a one-year period as of the date the proposal was submitted. Rule 14a-8(b), SLB 14 and Staff positions are all clear that a letter from the record holder is required.

In Anthracite Capital, Inc. (March 11, 2008), the Staff concurred in the exclusion of a proposal under circumstances somewhat similar to those described in this letter. Mr. Armstrong had submitted a proposal to Anthracite Capital on December 7, 2007. He had been a record holder of 800 shares of company stock from December 8, 2006 to February 12, 2007 and from February 26, 2007 to the date the company submitted its Rule 14a-8 letter. From February 12 to February 26, 2007, the company's records showed that the proponent's ownership of company stock consisted solely of 181.038 shares in the company's dividend reinvestment plan, which was less than $2,000 in market value of the company's stock. When the proponent failed to provide proof of ownership for that period, the Staff agreed that the company could exclude the proposal.

In IDACORP, Inc. (March 5, 2008), the Staff allowed the exclusion of a shareholder proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f) due to the proponents' failure to "supply documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)." The Company had received a shareholder proposal from Mr. Armstrong and a co-proponent in December 2007. Mr. Armstrong owned less than $2,000 in market value of Company common stock and his co-proponent had not submitted any proof of ownership. In response to a request for proof of ownership, Mr. Armstrong's co-proponent provided monthly account statements and a tax lots page with respect to the co-proponent's stock ownership. The Staff agreed that the monthly account statements and tax lots page were insufficient to demonstrate ownership of Company common stock on the date the proposal was submitted and the continuous holding of the required amount of securities for the one-year period set forth in Rule 14a-8(b).

In General Electric Company (December 19, 2008), the Staff permitted the exclusion of a shareholder proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the proponent's submission of his account history and positions in GE stock failed to show that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b). In response to GE's request for proof of ownership, the proponent submitted printouts from an account history and positions page from his broker's website. GE argued that these printouts did not constitute documentary support of continuous ownership for a one-year period and that the proponent's response did not include a statement from the record holder that the proponent had continuously held at least $2,000 in market value of Company stock for at least one year as of the proposal's submission date.

Similarly, in Qwest Communications International Inc. (February 29, 2008), the Staff allowed the exclusion of a shareholder proposal submitted by two co-proponents pursuant to Rule 14a-8(b) and Rule 14a-8(f), because the proponents' submission of a broker letter and other reports and printouts from a broker's website failed to show that they satisfied the continuous ownership requirement for the one-year period required by Rule 14a-8(b). In response to the company's request for proof of ownership, the proponents submitted a broker letter and investments reports from the broker of one proponent and a portfolio report and an investment report from the website of the other proponent's broker. The company argued, and the Staff agreed, that these documents did not constitute documentary support of continuous ownership for a one-year period from the record holders of the proponents' shares.

Conclusion

The information submitted by the Proponent in his response does not constitute proper proof of continuous ownership of Company common stock for one year as of December 3, 2009, the date he submitted the Proposal. We, therefore, believe that the Proposal and the Supporting Statement may be properly excluded from the Company's proxy materials for the 2010 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f).

We request that the Staff concur in our view that the Company may omit the Proposal and the Supporting Statement in their entirety from the 2010 proxy statement and that no enforcement action will be recommended to the Commission if the Proposal and the Supporting Statement are excluded.

Very truly yours,



Elizabeth W. Powers

Enclosures

cc: Mr. Gerald R. Armstrong
Patrick A. Harrington, Esq.

Exhibit A

*** FISMA & OMB Memorandum M-07-16 ***

November 30, 2009

IDACORP, INC.
Attention: Corporate Secretary
Post Office Box 70
Boise, Idaho 83707

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of IDACORP, Inc., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 120 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

A copy of portions of two proxies for the last annual meeting confirm to you that I have two accounts in my own name and the transfer agent should confirm to you the length of time of my ownership of both accounts.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

Certified Mail No. *** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of IDACORP Inc. request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The current practice of electing only one-third of the directors for three-year terms is not in the best interest of the corporation or its shareholders. Eliminating this staggered system increases accountability and gives shareholders the opportunity to express their views on the performance of each director annually. The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation and our corporation should be no exception.

As a professional investor, the proponent has introduced the proposal at several corporations which have adopted it. In others, opposed by the board or management, it has received votes in excess of 70% and is likely to be reconsidered favorably.

The proponent believes that increased accountability must be given our shareholders whose capital has been entrusted in the form of share investments expecially during these times of great economic challenge.

Arthur Levitt, former Chairman of The Securities and Exchange Commission said, "In my view, it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.

In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

962334 80732 000095557146



IDACORP

Annual Meeting of Shareholders of IDACORP, Inc.

Time: May 21, 2009 / 10:00 am / Local Time
Place: Idaho Power Corporate Headquarters, 1221 West Idaho Street, Boise Idaho 83702

Please make your marks like this: ☒ Use dark black pencil or pen only

The Board of Directors recommends a vote "FOR" each of the listed nominees and "FOR" Proposal 2.

1. Elect four directors nominated by the Board of Directors for three-year terms and one director nominated by the Board of Directors for a two-year term.

	For	Withhold
(01) C. Stephen Allred (Three Year Term)	☐	☐
(02) Christine King (Three Year Term)	☐	☐
(03) Gary G. Michael (Three Year Term)	☐	☐
(04) Jan B. Packwood (Three Year Term)	☐	☐
(05) Richard J. Dahl (Two Year Term)	☐	☐

	For	Against	Abstain
2. Ratify the appointment of Deloitte and Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposal 3.

	For	Against	Abstain
3. Act upon a shareholder proposal requesting the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations, and that the Company report to shareholders by September 30,2009, on its plans to achieve these goals.	☐	☐	☐

4. Transact such other business that may properly come before the meeting and any adjournment or adjournments thereof.

Control Number

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

962334 80732 000095420683



IDACORP

Annual Meeting of Shareholders of IDACORP, Inc.

Time: May 21, 2009 / 10:00 am / Local Time
Place: Idaho Power Corporate Headquarters, 1221 West Idaho Street, Boise, Idaho 83702

Please make your marks like this: ☒ Use dark black pencil or pen only

The Board of Directors recommends a vote "FOR" each of the listed nominees and "FOR" Proposal 2.

1. Elect four directors nominated by the Board of Directors for three-year terms and one director nominated by the Board of Directors for a two-year term.

	For	Withhold
(01) C. Stephen Allred (Three Year Term)	☐	☐
(02) Christine King (Three Year Term)	☐	☐
(03) Gary G. Michael (Three Year Term)	☐	☐
(04) Jan B. Packwood (Three Year Term)	☐	☐
(05) Richard J. Dahl (Two Year Term)	☐	☐

	For	Against	Abstain
2. Ratify the appointment of Deloitte and Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2009.	☐	☐	☐

The Board of Directors recommends a vote "AGAINST" Proposal 3.

	For	Against	Abstain
3. Act upon a shareholder proposal requesting the Board of Directors adopt quantitative goals, based on current technologies, for reducing total greenhouse gas emissions from the Company's products and operations, and that the Company report to shareholders by September 30,2009, on its plans to achieve these goals.	☐	☐	☐

4. Transact such other business that may properly come before the meeting and any adjournment or adjournments thereof.

Control Number

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above
Please Sign Here	Please Date Above

Exhibit B

Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019-6022

DEWEY & LEBOEUF

tel +1 212 259 8662
fax +1 212 649 9476
epowers@dl.com

December 7, 2009

BY FEDERAL EXPRESS

Mr. Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

Re: Shareholder Proposal - IDACORP, Inc.

Dear Mr. Armstrong:

On December 3, 2009, IDACORP, Inc. (the "Company") received your letter dated November 30, 2009, which includes a shareholder proposal requesting declassification of the Company's board of directors.

Rule 14a-8 under Regulation 14A of the Securities Exchange Act of 1934, as amended, sets forth the requirements for inclusion of shareholder proposals in a company's proxy statement. A copy of the rule is enclosed with this letter.

Rule 14a-8(b) specifies that in order to be eligible to submit a proposal a shareholder must have continuously held at least $2,000 in market value or 1% of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date on which the proposal is submitted and the shareholder must provide a written statement that it intends to continue to hold the securities through the date of the annual meeting.

Your letter states that you have been a shareholder for more than one year and are "the owner of in excess of $2,000 worth of voting stock, 120 shares," which are held in two accounts in your name. The Company's records indicate that you have owned 20 shares of the Company's common stock since 1985, which is less than $2,000 in market value of the Company's common stock, and that a stock certificate with respect to an additional 100 shares of the Company's common stock was issued to you on December 10, 2008. Therefore, it does not appear from the Company's records that you have continuously held at least $2,000 in market value of the Company's common stock for at least one year as of the date you submitted your proposal.

If you have held at least $2,000 in market value of the Company's common stock for the required length of time, please provide us with proof to that effect in compliance with the requirements of Rule 14a-8(b). In your case, this would require proof that you owned and continuously held the 100 shares of Company common stock from on or before December 3, 2008. This proof could be a written statement from the record holder of your shares (usually a broker or bank) verifying that you owned and had continuously held those shares from on or before December 3, 2008 to December 10, 2008. In the alternative, you may submit a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement.

In accordance with Rule 14a-8(f)(1), this proof of eligibility must be postmarked or transmitted by facsimile to me within 14 calendar days after your receipt of this letter.

If you do not provide this proof within the time period set forth above, the Company intends to make a submission to the Securities and Exchange Commission pursuant to Rule 14a-8(j) to omit the proposal from the Company's proxy statement as permitted by Rule 14a-8.

Very truly yours,



Elizabeth W. Powers

Enclosure

cc: Patrick A. Harrington, Esq.

§ 240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1*: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2*: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders, or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement, and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting

(c) *Question 3*: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4*: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5*. What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6*. What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7*. Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8*. Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9*. If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*. If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it

is subject.

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007, 73 FR 977, Jan. 4, 2008]

Exhibit C

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2009

Ms. Elizabeth W. Powers
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York City, New York 10019-6022

Dear Ms. Powers

Reference is made to your letter dated December 7, 2009, regarding my ownership of shares in IDACORP, Inc., specifically, verification that I owned and had continuously owned, the shares before December 3, 2008 to December 10, 2008.

Enclosed are copies of the following items:

--the IDACORP, Inc., investment ledger sheet from my personal ownership ledger showing the purchase of 10 shares on October 5, 2971, a stock dividend of 10 shares on May 15, 1985, and the purchase of 100 shares on October 21, 2008.

-a copy of a statement from Consolidated Financial Investments, Inc. showing that on November 20, 2008, I purchased 100 shares of IDACORP, Inc..

--copies of statements from Consolidated Financial Investments, Inc. showing I owned the shares of IDACORP, Inc. on November 28, 2008 and that the shares were delivered to me on December 11, 2008,

--a copy of my check no. 3041 dated November 21, 2008, showing my payment for the 100 shares of IDACORP, INC.,

--a copy of the transmittal form from Wells Fargo Shareowner Services, the transfer agent IDACORP, Inc. showing the delivery of certificate no. WF 28587 to me.

Please take note of the fact that Wells Fargo Shareowner Services is the appointed transfer agent and dividend paying agent for IDACORP, Inc. and can confirm to your client that I own the shares, that the shares were presented to it for transfer by J. P. Morgan Clearing Corp. on behalf of Consolidated Finacial Investments, Inc.

Consolidated Financial Investments, Inc. has stated to me it shows only a purchase of shares of IDACORP, Inc. and never a sale of shares. J. P. Morgan Clearing Corp. has stated it has no other information on this matter other than the original November 20, 2008 transaction.

Appropriately, should your client seek additional information, I would recommend its confirmation of this information with Wells Fargo Shareowner Services who is its agent.

In considering this information, it is clear that I have owned these shares since November 20, 2008 and have not sold any shares of IDACORP, Inc. and that I have fully complied with the ownership requirements which you have referenced in your letter.

IDACORP, formerly,
IDAHO POWER COMPANY

DATE	ITEMS			✓	DEBITS		✓	CREDITS			BALANCE	
10/05/1971	Idaho Power Company		10		350	42					350	42
05/15/1985	Stock dividend	10	20		0						350	42
11/21/2008	Cons. Finl. Invs., Inc.	100	120		2,762	00					3,112	42